UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-33008

CUSIP NUMBER 44930K108

(Check One) :	☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ICO Global Communications (Holdings) Limited

Full Name of Registrant

Former Name if Applicable

2300 Carillon Point

Address of Principal Executive Office (Street and Number)

Kirkland, WA 98033

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On March 15, 2011, as reported by the registrant on Forms 8-K dated March 15, 2011 and March 16, 2011, the registrant entered into a Restructuring Support Agreement and an Implementation Agreement (the “Restructuring Agreements”) with DISH Network, Inc. (“DISH Network”), pursuant to which DISH Network agreed to pay the registrant approximately $325 million for (i) various rights and assets of the registrant, (ii) the registrant’s support of DISH Network’s proposed Investment Agreement (the “Investment Agreement”) with DBSD North America, Inc. (“DBSD”) and the corresponding proposed plan of reorganization (the “Plan”); and (iii) a contingent call on the registrant’s equity interest in DBSD (the “DBSD Interest”).

On March 15, 2011, the United States Bankruptcy Court for the Southern District of New York approved the Investment Agreement. As a result of this approval, DISH Network is now required, pursuant to the Restructuring Agreements, to pay to the registrant $315 million of its aggregate $325 million commitment, with $35 million due promptly and an additional $279 million (approximately) due within forty days.

Under the Restructuring Agreements, the registrant will receive value for its DBSD Interest that requires further analysis of the fair value of the DBSD Interest pursuant to ASC 820, Fair Value Measurements and Disclosures, as measured by the registrant effective December 31, 2010. The registrant has also determined that it must disclose the Restructuring Agreements as a material subsequent event, which in turn will require additional disclosure that cannot be prepared without unreasonable effort or expense prior to March 16, 2011, which is the registrant’s deadline for filing its 2010 Form 10-K.

The Registrant represents that its 2010 Form 10-K will be filed no later than the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy M. Dozois	(425)	278-7100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ICO Global Communications (Holdings) Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2011	By:	/s/ Timothy M. Dozois
Timothy M. Dozois, General Counsel and Acting Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.